Exhibit 1.01

ScoutCam Inc.

Conflict Minerals Report

For the Year Ended December 31, 2022

Conflict Minerals Report of ScoutCam Inc. in accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Summary

This is the Conflict Minerals Report of ScoutCam Inc. (“ScoutCam”) for calendar year 2022, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1” and the “Exchange Act,” respectively). Numerous terms that appear in this Report are defined in Rule 13p-1 and Form SD. Please see those sources, as well as Exchange Act Release No. 34-67716 (August 22, 2012) for relevant definitions (available at: http://www.sec.gov/rules/final/2012/34-67716.pdf).

ScoutCam fully supports the goals and objectives of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which aims to prevent the use of certain “Conflict Minerals” that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (the “DRC”) or adjoining countries (including Angola, Burundi, The Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania, and Zambia) (the “Covered Countries”). Conflict Minerals include: columbite-tantalite (“tantalum”), cassiterite (“tin”), wolframite (“tungsten”) and gold.

In accordance with Rule 13p-1, ScoutCam carries out due diligence reasonably designed to (i) identify whether there are any Conflict Minerals necessary to the functionality or production of products manufactured by ScoutCam or contracted by ScoutCam to be manufactured by third parties, and if so, (ii) determine whether any of the minerals originated in the DRC or a Covered Country, or are from recycled or scrap sources. ScoutCam has designed its due diligence in accordance with the principles and procedures described further below, including that suppliers certify to the best of their knowledge the Conflict Minerals status of the components they supply to us and agree to update us of any future change in such status.

As a result of ScoutCam’s due diligence efforts for the year covered by this Report, ScoutCam has determined, to the best of its knowledge, that its products, including their components, which consist of miniature cameras and video sensors and complementary technologies such as processing units and illumination and irrigation mechanisms, as well as their control and video processing units, may contain Conflict Minerals.

ScoutCam has concluded in good faith that, with respect to its products, the potential Conflict Minerals that these final products contain are “DRC Conflict Undeterminable”. While ScoutCam takes its Conflict Mineral compliance very seriously, ScoutCam, as a purchaser of finished supplies, remains many layers removed from the mining of any potential Conflict Minerals that may be contained in its final products. Furthermore, ScoutCam does not buy raw ore or unrefined Conflict Minerals, or make purchases from the Covered Countries. Thus, ScoutCam cannot determine the origin of any potential Conflict Minerals that may be in its final products with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other Conflict Mineral-containing derivatives. The smelters and refiners in ScoutCam’s supply chain — whom ScoutCam typically does not know, due to being so far removed from them in the supply chain — are in the best position to know the origin of the ores.

Section (1) – Due Diligence

ScoutCam has taken the following measures to exercise due diligence on the source and chain of custody of the potential Conflict Minerals in its products:

1.	ScoutCam has established a management system for Conflict Minerals.

a.	ScoutCam has adopted and implemented a Conflict Minerals compliance policy and procedures.

b.	ScoutCam has structured internal management to support supply chain due diligence.

1

2.	ScoutCam has established a cross-functional Conflict Minerals Task Force (the “Task Force”) which meets periodically to review ScoutCam’s products and production processes and identify any necessary potential Conflict Minerals related to them. The Task Force includes the VP Operations, Purchasing Manager, Chief Technology Officer, the Quality Assurance Manager and the Production Manager. The Task Force may include or consult with other relevant ScoutCam personnel as necessary.

a.	The Task Force develops a list of components related to ScoutCam’s products or production processes which the Task Force believes may contain a potential Conflict Mineral. The Task Force reviews and updates the list periodically (as its members may deem necessary).

b.	Supplier information for each of the components is attached to the list.

c.	ScoutCam contacts each new supplier of a component or each existing supplier that supplies the Company with a new component to determine whether the specific component contains a potential Conflict Mineral.

d.	If it is determined that the component contains a potential Conflict Mineral, or if the supplier is unable to say if the component contains a Conflict Mineral, then ScoutCam will send the supplier a follow-up letter (the “ScoutCam Supplier Conflict Minerals Letter”) describing Conflict Minerals and ScoutCam’s commitment to Conflict Minerals compliance, including our policy to work to refrain from using smelters or refiners from conflict affected and high-risk areas. The ScoutCam Supplier Conflict Minerals Letter requests that the supplier declare to the best of their knowledge the Conflict Minerals status of the component supplied to us and agree to update us of any future change in such status. The Company certifies and periodically re-certifies its suppliers on the basis of this and other declarations.

e.	ScoutCam follows up with each supplier to whom it sends this follow-up letter, to ensure a response.

The Task Force met in 2023 and followed the procedure described above for the year ended 2022. The results of the Task Force inquiry showed no change from the prior year, meaning that no new components were added to the list of components that may contain Conflict Minerals and no new suppliers of such components were added to such list.

3.	ScoutCam has adopted a conflicts mineral provision for its quality agreements with critical suppliers which is incorporated into new quality agreements and inserted into existing quality agreements as they are renewed.

4.	ScoutCam has designed and implemented a strategy to respond to identified risks. ScoutCam’s strategy includes the following:

a.	ScoutCam will works with suppliers, if necessary, to identify and use alternate sub-suppliers for any component deemed to include Conflict Minerals from a Covered Country.

b.	The Task Force communicates findings of supply chain risk assessment to the VP Operations of ScoutCam.

c.	ScoutCam informs relevant employees as to its Conflict Minerals Policy and has mechanisms in place whereby ScoutCam employees can report violations of policies.

5.	ScoutCam makes its Conflict Minerals Policy available on its website.

The Conflict Minerals processes outlined above has mitigated the risk that components necessary to the functions or production of ScoutCam’s products are made from Conflict Minerals from a Covered Country. ScoutCam continues to improve its Conflict Minerals processes by (a) continuing to communicate and work with its direct suppliers to ensure, to the best of ScoutCam’s ability, a Conflict Mineral-free supply chain and (b) expanding the number of supplier quality agreements containing a Conflict Minerals clause. ScoutCam intends to take additional steps, as needed, to mitigate the risk that the necessary Conflict Minerals contained in its products benefit armed groups. These steps will encourage suppliers to source from smelters and refiners that are compliant and to continue to monitor and to improve their own traceability measures.

2

Section (2) Product Description

Based on ScoutCam’s due diligence, ScoutCam determined for the period covered by this Report that the ScoutCam products listed below have production processes which actually or potentially utilize Conflict Minerals, and that the final products are “DRC Conflict Undeterminable.”

Miniature video cameras: ScoutCam has developed miniaturized video cameras and video sensors and complementary technologies such as processing units and illumination and irrigation mechanisms that are sold separately, for use in various medical procedures aviation applications and certain specialized industrial applications. In some cases these products contain tin and gold and may contain tantalum, each a Conflict Mineral. These video cameras are manufactured by ScoutCam.

Because ScoutCam, as a purchaser of certain finished parts, and its direct suppliers, are several layers removed from the mining of any Conflict Minerals that may be contained in ScoutCam’s miniaturized video cameras, ScoutCam is unable to determine the origin of these minerals with any certainty.

Forward Looking Statements

Information set forth in this Conflict Minerals Report contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance. All statements contained in this Conflict Minerals Report that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation the Company’s intentions and expectations regarding further supplier engagement, due diligence and risk mitigation efforts and strategy. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Those statements are based on information we have when those statements are made or our management’s current expectation and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others. Except as otherwise required by law, the Company undertakes no obligation to update publicly the information contained in this Conflict Minerals Report, or any forward looking statements, to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

3